SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 14, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for years prior to calendar year 1997)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Change Report
Material Change Report
SIGNATURES

Item	Page
Material Change Report filed on the Canadian SEDAR system on June 9, 2004 reporting a material change on June 7, 2004.	3

Material Change Report filed on the Canadian SEDAR system on June 9, 2004 reporting a material change on June 4, 2004.	5

Signature	7

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

June 7, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on June 7, 2004.

4.	Summary of Material Change

On June 7, 2004, Biomira announced that an exploratory analysis demonstrated a statistically significant survival advantage for women in the hormonal therapy subset of patients receiving Theratope® vaccine as part of Biomira’s Phase III Study of the vaccine in the treatment of women with metastatic breast cancer.

5.	Full Description of Material Change

On June 7, 2004, Biomira announced that an exploratory analysis demonstrated a statistically significant survival advantage for women in the hormonal therapy subset of patients receiving Theratope® vaccine as part of Biomira’s Phase III Study of the vaccine in the treatment of women with metastatic breast cancer.

The overall survival for patients in the hormonal subset (n = 350) now shows a statistically significant difference between the two treatment arms. Women in the Theratope arm (n = 180) survived a median of 36.5 months, while those in the control vaccine arm (n = 170) survived a median of 30.7 months. The Cox p = 0.039. The survival for women not receiving hormonal therapy was not significantly different between the two treatment arms. An analysis to determine a mechanism of action between Theratope and hormonal therapies is currently being conducted.

While Biomira believes these data are important, the data would be considered exploratory in nature by the regulatory authorities. Thus, it is highly likely that Biomira will be required to do a subsequent Phase III study in order to move Theratope to commercialization in the major markets.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Ronald J. Helmhold
Vice-President Treasury and Financial Operations
Biomira Inc.
2011 – 94 Street
Edmonton, Alberta T6N 1H1
Telephone:   (780) 450-3761

DATED at Edmonton, Alberta, effective this 9th day of June, 2004.

BIOMIRA INC.
By:	(signed) “R. Helmhold”
Ronald J. Helmhold Vice-President Treasury and Financial Operations

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

June 4, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on June 7, 2004.

4.	Summary of Material Change

On June 7, 2004, Biomira and Merck KGaA announced that Merck KGaA’s development and commercialization rights to the therapeutic cancer vaccine, Theratope®, will be returned by Merck KGaA to Biomira. The decision does not impact Merck KGaA’s and Biomira’s on-going collaboration to develop BLP25 Liposome Vaccine that the Companies are investigating for non-small cell lung cancer.

5.	Full Description of Material Change

On June 7, 2004, Biomira and Merck KGaA announced that Merck KGaA’s development and commercialization rights to the therapeutic cancer vaccine, Theratope®, will be returned by Merck KGaA to Biomira. The decision does not impact Merck KGaA’s and Biomira’s on-going collaboration to develop BLP25 Liposome Vaccine that the Companies are investigating for non-small cell lung cancer.

Merck KGaA decided not to pursue Theratope, which is being developed for the treatment of metastatic breast cancer, because additional trials are likely to be required to support registration and the vaccine, therefore, no longer meets Merck KGaA’s commercial timetable for a near term product launch.

The parties will negotiate the detailed terms and conditions under which the rights will be returned over the next 30 days.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Ronald J. Helmhold
Vice-President Treasury and Financial Operations
Biomira Inc.
2011 – 94 Street
Edmonton, Alberta T6N 1H1
Telephone:(780) 450-3761

DATED at Edmonton, Alberta, effective this 9th day of June, 2004.

BIOMIRA INC.
By:	(signed) “R. Helmhold”
Ronald J. Helmhold Vice-President Treasury and Financial Operations

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: June 14, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer